LLOYDS BANKING GROUP PLC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

22 DECEMBER 2010

LLOYDS BANKING GROUP plc
(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-167844) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

LLOYDS BANKING GROUP PLC

EXPLANATORY NOTE

This Report on Form 6-K contains the interim report of Lloyds Banking Group plc (the “Company”), which includes the unaudited consolidated interim results for the half-year ended 30 June 2010, supersedes and replaces the Report on Form 6-K filed with the Commission on 3 September 2010 and is being incorporated by reference into the Registration Statement with File No. 333-167844.

LLOYDS BANKING GROUP PLC

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 June 2010 £m		Half-year to 30 June 2009 £m		Half-year to 31 Dec 2009 £m
Interest and similar income		14,661		16,496		11,742
Interest and similar expense		(7,623)		(11,997)		(7,215)
Net interest income		7,038		4,499		4,527
Fee and commission income		2,219		2,266		1,988
Fee and commission expense		(812)		(951)		(566)
Net fee and commission income		1,407		1,315		1,422
Net trading income		1,245		(91)		19,189
Insurance premium income		4,300		4,552		4,394
Other operating income		1,790		2,425		3,065
Other income	3	8,742		8,201		28,070
Total income		15,780		12,700		32,597
Insurance claims		(3,189)		(2,902)		(19,117)
Total income, net of insurance claims		12,591		9,798		13,480
Government Asset Protection Scheme fee		—		—		(2,500)
Other operating expenses		(5,811)		(6,464)		(7,020)
Total operating expenses	4	(5,811)		(6,464)		(9,520)
Trading surplus		6,780		3,334		3,960
Impairment	5	(5,423)		(8,053)		(8,620)
Share of results of joint ventures and associates		(61)		(504)		(248)
Gain on acquisition		—		11,173		—
Profit (loss) before tax		1,296		5,950		(4,908)
Taxation	6	(630)		1,203		708
Profit (loss) for the period		666		7,153		(4,200)
Profit attributable to non-controlling interests		70		58		68
Profit (loss) attributable to equity shareholders		596		7,095		(4,268)
Profit (loss) for the period		666		7,153		(4,200)
Basic earnings per share	7	0.9	p	22.0	p	(9.9	)p
Diluted earnings per share	7	0.9	p	22.0	p	(9.9	)p

Dividend per share for the period		—		—		—
Dividend for the period		—		—		—

The accompanying notes are an integral part of these consolidated interim statements.

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 June 2010 £m	Half-year to 30 June 2009 £m	Half-year to 31 Dec 2009 £m
Profit (loss) for the period	666	7,153	(4,200)
Other comprehensive income:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	1,255	502	1,732
Income statement transfers in respect of disposals	(147)	(250)	153
Income statement transfers in respect of impairment	36	395	226
Other income statement transfers	(185)	46	(139)
Taxation	(357)	(110)	(307)
	602	583	1,665
Movement in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(535)	(1,864)	1,334
Net income statement transfers	312	1,951	(1,830)
Taxation	73	(24)	143
	(150)	63	(353)

Currency translation differences:
Currency translation differences, before tax	95	572	(609)
Taxation	(1)	(384)	202
	94	188	(407)
Other comprehensive income for the period, net of tax	546	834	905
Total comprehensive income for the period	1,212	7,987	(3,295)

Total comprehensive income attributable to non-controlling interests	67	53	54
Total comprehensive income attributable to equity shareholders	1,145	7,934	(3,349)
Total comprehensive income for the period	1,212	7,987	(3,295)

The accompanying notes are an integral part of these consolidated interim statements.

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	As at 30 June 2010 £m	As at 31 December 2009 £m
Assets
Cash and balances at central banks		53,035	38,994
Items in course of collection from banks		2,007	1,579
Trading and other financial assets at fair value through profit or loss	8	147,466	150,011
Derivative financial instruments	9	61,910	49,928
Loans and receivables:
Loans and advances to customers	10	612,133	626,969
Loans and advances to banks		31,251	35,361
Debt securities	13	28,713	32,652
		672,097	694,982
Available-for-sale financial assets	14	47,696	46,602
Investment properties		5,215	4,757
Investments in joint ventures and associates		416	479
Goodwill		2,016	2,016
Value of in-force business		6,478	6,685
Other intangible assets		3,728	4,087
Tangible fixed assets		8,760	9,224
Current tax recoverable		191	680
Deferred tax assets		4,764	5,006
Retirement benefit asset		727	—
Other assets		11,619	12,225
Total assets		1,028,125	1,027,255

The accompanying notes are an integral part of these consolidated interim statements.

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (UNAUDITED) (continued)

Equity and liabilities	Note	As at 30 June 2010 £m	As at 31 December 2009(1) £m
Liabilities
Deposits from banks		69,640	82,452
Customer deposits	16	420,414	406,741
Items in course of transmission to banks		1,148	1,037
Trading and other financial liabilities at fair value through profit or loss		29,384	28,271
Derivative financial instruments	9	51,592	40,485
Notes in circulation		999	981
Debt securities in issue	17	221,825	233,502
Liabilities arising from insurance contracts and participating investment contracts		74,949	76,179
Liabilities arising from non-participating investment contracts		45,314	46,348
Unallocated surplus within insurance businesses		928	1,082
Other liabilities		27,466	29,320
Retirement benefit obligations		424	780
Current tax liabilities		58	51
Deferred tax liabilities		195	209
Other provisions		890	983
Subordinated liabilities	18	35,243	34,727
Total liabilities		980,469	983,148
Equity
Share capital	19	10,901	10,472
Share premium account	20	16,291	14,472
Other reserves	20	7,755	7,217
Retained profits	20	11,826	11,117
Shareholders’ equity		46,773	43,278
Non-controlling interests		883	829
Total equity		47,656	44,107
Total equity and liabilities		1,028,125	1,027,255

(1)     Restated (see note 1).

The accompanying notes are an integral part of these consolidated interim statements.

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to equity shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Non- controlling interests £m	Total £m
Balance at 1 January 2009:
As previously stated	3,609	(2,476)	8,260	9,393	306	9,699
Prior year adjustment(1)	—	131	(131)	—	—	—
Restated	3,609	(2,345)	8,129	9,393	306	9,699
Total comprehensive income	—	839	7,095	7,934	53	7,987
Dividends	—	—	—	—	(54)	(54)
Issue of ordinary shares:
Placing and open offer	649	3,781	—	4,430	—	4,430
Issued on acquisition of HBOS	1,944	5,707	—	7,651	—	7,651
Placing and compensatory open offer	3,905	—	—	3,905	—	3,905
Transfer to merger reserve	(1,000)	1,000	—	—	—	—
Adjustment on acquisition	—	—	—	—	5,567	5,567
Purchase/sale of treasury shares	—	—	14	14	—	14
Employee share option schemes:
Value of employee services	—	—	94	94	—	94
Extinguishment of non-controlling interests	—	—	—	—	(4,267)	(4,267)
Balance at 30 June 2009(2)	9,107	8,982	15,332	33,421	1,605	35,026
Total comprehensive income	—	919	(4,268)	(3,349)	54	(3,295)
Dividends	—	—	—	—	(62)	(62)
Issue of ordinary shares:
Rights issue	13,112	—	—	13,112	—	13,112
Issued to Lloyds TSB Foundations	41	—	—	41	—	41
Redemption of preference shares	2,684	(2,684)	—	—	—	—
Purchase/sale of treasury shares	—	—	31	31	—	31
Employee share option schemes:
Value of employee services	—	—	22	22	—	22
Extinguishment of non-controlling interests	—	—	—	—	(768)	(768)
Balance at 31 December 2009(2)	24,944	7,217	11,117	43,278	829	44,107
Total comprehensive income	—	549	596	1,145	67	1,212
Dividends	—	—	—	—	(8)	(8)
Issue of ordinary shares	2,237	—	—	2,237	—	2,237
Redemption of preference shares	11	(11)	—	—	—	—
Purchase/sale of treasury shares	—	—	49	49	—	49
Employee share option schemes:
Value of employee services	—	—	64	64	—	64
Repayment of capital to non-controlling interests	—	—	—	—	(5)	(5)
Balance at 30 June 2010	27,192	7,755	11,826	46,773	883	47,656

(1)	See note 1.
(2)	Restated.

The accompanying notes are an integral part of these consolidated interim statements.

LLOYDS BANKING GROUP PLC

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 June 2010 £m	Half-year to 30 June 2009 £m	Half-year to 31 Dec 2009 £m
Profit (loss) before tax	1,296	5,950	(4,908)
Adjustments for:
Change in operating assets	11,662	42,413	19,529
Change in operating liabilities	(3,538)	(50,448)	(55,479)
Non-cash and other items	2,286	(3,187)	12,094
Tax (paid) received	(141)	22	279
Net cash provided by (used in) operating activities	11,565	(5,250)	(28,485)

Cash flows from investing activities
Purchase of available-for-sale financial assets	(17,521)	(431,012)	(24,804)
Proceeds from sale and maturity of available-for-sale financial assets	18,555	468,259	22,302
Purchase of fixed assets	(1,806)	(1,140)	(1,549)
Proceeds from sale of fixed assets	1,675	816	1,313
Acquisition of businesses, net of cash acquired	(7)	16,364	(137)
Disposal of businesses, net of cash disposed	239	130	281
Net cash provided by (used in) investing activities	1,135	53,417	(2,594)

Cash flows from financing activities
Dividends paid to non-controlling interests	(8)	(54)	(62)
Interest paid on subordinated liabilities	(1,047)	(1,171)	(1,451)
Proceeds from issue of subordinated liabilities	1,968	1,000	3,187
Proceeds from issue of ordinary shares	—	8,349	13,184
Repayment of subordinated liabilities	—	(5,063)	(1,834)
Repayment of capital to non-controlling interests	(5)	—	(33)
Net cash provided by financing activities	908	3,061	12,991
Effects of exchange rate changes on cash and cash equivalents	181	(249)	39
Change in cash and cash equivalents	13,789	50,979	(18,049)
Cash and cash equivalents at beginning of period	65,690	32,760	83,739
Cash and cash equivalents at end of period	79,479	83,739	65,690

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

The accompanying notes are an integral part of these consolidated interim statements.

LLOYDS BANKING GROUP PLC

NOTES (UNAUDITED)

1. Accounting policies, presentation and estimates

These condensed consolidated interim financial statements as at and for the half-year to 30 June 2010 have been prepared in accordance with International Accounting Standard (IAS 34), Interim Financial Reporting issued by the International Accounting Standards Board and as adopted by the European Union. They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2009 (2009 annual report and accounts) which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Copies of the 2009 annual report and accounts can be found on the Group’s website or are available upon request from Group Secretariat, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed interim financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the liquidity and funding factors set out below.

Liquidity and funding

During the first half of 2010 liquidity and funding has remained a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and longer term wholesale funding markets; should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding and provide liquidity where necessary, its ability to fund its financial obligations could be impacted.

The Group is reliant on both short-term wholesale funding markets and existing utilisation of government and central bank sponsored funding facilities to support its balance sheet. The challenges facing the Group over the medium term continue to be ensuring sustainable access to wholesale funding markets, and the reduction of its utilisation of government funding schemes. The combination of a clear focus on right-sizing the balance sheet, continued development of the Group’s retail liability base, and strategic access to the capital markets will enable the Group to strengthen its funding base and reduce its overall funding requirement.

During the first half of 2010 the Group has improved the mix of funding supporting the balance sheet. Wholesale funding has reduced by £14.7 billion whilst customer deposits have increased by £4.1 billion, giving a more stable liability base. The customer loan to deposit ratio improved to 163 per cent compared with 169 per cent at 31 December 2009.

The Group’s wholesale funding position includes debt issued under the legacy Government Credit Guarantee Scheme for senior funding and also other central bank facilities, including the Bank of England’s Special Liquidity Scheme. At 30 June 2010, the Group’s overall support from legacy public and central bank facilities totalled £132 billion, a reduction of £25 billion compared with 31 December 2009. A significant proportion of the remaining balance, including all the Special Liquidity Scheme and Credit Guarantee Scheme facilities, matures over the course of the next couple of years. The Group’s balance sheet reduction plans will avoid the necessity to refinance much of this. During the first half of 2010, the Group has repaid a portion of the amounts drawn from these facilities, replacing them with term debt issuances in the public and private markets, reflecting reduced demand for wholesale funding due to balance sheet reductions.

The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total funding) of 49 per cent at 30 June 2010 was broadly stable compared with 50 per cent at 31 December 2009.

LLOYDS BANKING GROUP PLC

A shortening in maturity risk appetite of investors in the second quarter of 2010 resulting from European sovereign risk concerns has led to a marked reduction in the availability of short-term money market liquidity. During this period of recent heightened stress the Group has continued to fund itself successfully with no material change in the Group’s short-term maturity profile. The Group anticipates that wholesale markets will remain vulnerable to periods of disruption during the second half of the year and potentially beyond. To mitigate the impact of such events, the Group has been actively diversifying its product suite and investor base.

The FSA has recently introduced a new liquidity framework (Individual Liquidity Adequacy Standards – ILAS) bringing enhanced systems and controls, quantitative requirements, reporting requirements and stress testing. As part of the ILAS framework, the FSA has issued an Individual Liquidity Guidance (ILG) to the Group, representing a new regulatory requirement, which was effective from 1 June 2010. The Group has maintained its liquidity levels above this ILG regulatory minimum.

The key dependencies on successfully funding the Group’s balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the Group’s balance sheet; the repayment of public facilities in accordance with the terms agreed; limited further deterioration in the UK’s and the Group’s credit rating; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets or UK Government support schemes. Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014. The requirement to meet this deadline may result in the Group having to provide funding to support these asset reductions and/or disposals which may also result in a lower price being achieved.

Accounting policies

The accounting policies are consistent with those applied by the Group in its 2009 annual report and accounts except as described below.

During 2010, the International Financial Reporting Interpretations Committee clarified the treatment of amounts previously recognised in equity in respect of assets that were transferred from the available-for-sale category to the loans and receivables category. When an impairment loss is recognised in respect of such transferred financial assets, the unamortised balance of any available-for-sale reserve that remains in equity should be transferred to the income statement and recorded as part of the impairment loss.

The Group has changed its accounting policy to reflect this clarification. Under the Group’s previous accounting policy, when such a transferred financial asset became impaired, not all of the unamortised amounts previously transferred to equity were recycled to the income statement and therefore continued to be accreted over the expected remaining life of the financial asset. The change is applied retrospectively and the effect has been to reduce retained profits and increase available-for-sale reserves by £131 million at 1 January 2009; shareholders’ equity is unchanged. There was no material effect on the Group’s income statement in the first half or second half of 2009.

In accordance with IAS 34, the Group’s income tax expense for the six months ended 30 June 2010 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. This best estimate does not take into account the impact of changes announced in the June 2010 Budget which were not substantively enacted by 30 June 2010.

LLOYDS BANKING GROUP PLC

1. Accounting policies, presentation and estimates (continued)

In accordance with IAS 19 Employee Benefits and the Group’s normal practice, the valuation of the Group’s pension schemes will be formally updated at the year end. During the first half of 2010, the Group’s defined benefit pension obligation was adjusted to reflect the effect of the change in the terms of the Group’s pension schemes (see note 4). However, no valuation adjustment has been made to the Group’s retirement benefit assets and liabilities at 30 June 2010.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There have been no significant changes in the basis upon which estimates have been determined, compared to those applied at 31 December 2009.

New accounting pronouncements

The Group has adopted the following new standards and amendments to standards which became effective for financial years beginning on or after 1 January 2010. None of these standards or amendments have had a material impact on these condensed interim financial statements.

(i)

IFRS 3 Business Combinations. The revised standard continues to require the use of the acquisition method of accounting for business combinations. All payments to purchase a business are to be recorded at fair value at the acquisition date, some contingent payments are subsequently remeasured at fair value through income, goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the non-controlling interest, and all transaction costs are expensed.

(ii)

IAS 27 Consolidated and Separate Financial Statements. Requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control; any remaining interest in an investee is re-measured to fair value in determining the gain or loss recognised in profit or loss where control over the investee is lost.

(iii)

IFRIC 17 Distributions of Non-cash Assets to Owners. Provides accounting guidance for non-reciprocal distributions of non-cash assets to owners (and those in which owners may elect to receive a cash alternative).

(iv)	Amendment to IAS 39 Financial Instruments: Recognition and Measurement – ‘Eligible Hedged Items’. Clarifies how the principles underlying hedge accounting should be applied in particular situations.

(v)	Improvements to IFRSs (issued April 2009). Sets out minor amendments to IFRS standards as part of the annual improvements process.

LLOYDS BANKING GROUP PLC

1. Accounting policies, presentation and estimates (continued)

Future accounting developments

The following pronouncements will be relevant to the Group but are not applicable for the year ending 31 December 2010 and have not been applied in preparing these condensed interim financial statements. The full impact of these accounting changes is currently being assessed by the Group.

(i)

IFRS 9 Financial Instruments. Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement dealing with the classification and measurement of financial assets. Requires financial assets to be classified into two measurement categories, fair value or amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instrument. Available-for-sale financial asset and held-to-maturity investment categories in the existing IAS 39 will be eliminated.

IFRS 9 is the initial stage of the project to replace IAS 39. Future stages are expected to result in amendments to IFRS 9 to deal with changes to the classification and measurement of financial liabilities, impairment of financial assets measured at amortised cost and hedge accounting. Until all stages of the replacement project are complete, it is not possible to determine the overall impact on the financial statements of the replacement of IAS 39. The effective date of the standard is annual periods beginning on or after 1 January 2013.

(ii)

Amendment to IAS 32 Financial instruments: Presentation – ‘Classification of Rights Issues’. Requires rights issues denominated in a currency other than the functional currency of the issuer to be classified as equity regardless of the currency in which the exercise price is denominated. The amendment is effective for annual periods beginning on or after 1 February 2010.

(iii)

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. Clarifies that when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor, a gain or loss is recognised in the income statement representing the difference between the carrying value of the financial liability and the fair value of the equity instruments issued; the fair value of the financial liability is used to measure the gain or loss where the fair value of the equity instruments cannot be reliably measured. The interpretation is effective for annual periods beginning on or after 1 July 2010 and is consistent with the Group’s existing accounting policy.

(iv)

Improvements to IFRSs (issued May 2010). Sets out minor amendments to IFRS standards as part of the annual improvements process. The effective dates vary on a standard by standard basis but none are effective any earlier than annual periods beginning on or after 1 July 2010.

(v)

Amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement. Applies when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements and permits such an entity to treat the benefit of such an early payment as an asset. The amendment is effective for annual periods beginning on or after 1 January 2011.

(vi)

IAS 24 Related Party Disclosures. The revised standard simplifies the definition of a related party and provides a partial exemption from the disclosure requirements for government related entities. The revised standard is effective for annual periods beginning on or after 1 January 2011.

At the date of this report, IFRS 9 Financial Instruments and Improvements to IFRSs (issued May 2010) are awaiting EU endorsement.

LLOYDS BANKING GROUP PLC

2. Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organisational and management structures. GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources. This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis. The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The Group’s activities continue to be organised into four financial reporting segments: Retail, Wholesale, Wealth and International and Insurance and there have been no changes to the Group’s segmentation from that presented in the 2009 annual report and accounts. The segmental results and comparatives are presented on a “combined businesses” basis, which is the basis reviewed by the chief operating decision maker. Consequently, the comparatives include the pre-acquisition results of HBOS for the period from 1 January 2009 to 16 January 2009.

The key principles adopted in the preparation of the combined businesses basis of reporting are:

In order to reflect the impact of the acquisition of HBOS, the following adjustments have been made:

–	the results for the half-year ended 30 June 2009 assume HBOS had been owned throughout the full period;

–	the gain on acquisition of HBOS (in the half-year ended 30 June 2009) and amortisation of purchased intangible assets have been excluded; and

–	the unwind of acquisition-related fair value adjustments is shown as one line in the combined businesses income statement.

In order to better present the underlying business performance the following items, not related to acquisition accounting, have also been excluded:

–	integration costs;

–	insurance and policyholder interests volatility;

–	the Government Asset Protection Scheme (GAPS) fee paid in December 2009;

–	goodwill impairment; and

–	the curtailment gain in respect of the Group’s defined benefit pension schemes

LLOYDS BANKING GROUP PLC

2. Segmental analysis (continued)

Half-year to 30 June 2010	Net interest income	Other income	Total income	Profit before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Retail	4,636	836	5,472	2,495	7,208	(1,736)
Wholesale	2,147	2,215	4,362	742	2,728	1,634
Wealth and International	596	605	1,201	(1,609)	1,617	(416)
Insurance	(136)	1,320	1,184	469	1,454	(270)
Other	(332)	855	523	(494)	(265)	788

Group – combined businesses basis	6,911	5,831	12,742	1,603	12,742	—

Insurance grossing adjustment	321	2,686	3,007	—
Integration costs	—	—	—	(804)
Volatility	(11)	(188)	(199)	(199)
Fair value unwind	(183)	413	230	—
Amortisation of purchased
intangibles	—	—	—	(323)
Curtailment gain	—	—	—	1,019

Group – statutory	7,038	8,742	15,780	1,296

External segment assets	As at 30 June 2010	As at 31 Dec 2009(1)
	£m	£m

Retail	378,051	383,588
Wholesale	404,382	401,836
Wealth and International	82,517	86,272
Insurance	134,965	135,814
Other	28,210	19,745

Total Group	1,028,125	1,027,255

Segment customer deposits
Retail	230,662	224,149
Wholesale	159,253	153,389
Wealth and International	30,318	29,037
Other	181	166

Total Group	420,414	406,741

(1)	Restated to reflect the reclassification of certain balances managed on behalf of Wholesale by Wealth and International.

LLOYDS BANKING GROUP PLC

2. Segmental analysis (continued)

Half-year to 30 June 2009	Net interest income	Other income	Total income	Profit before tax	External revenue(1)	Inter- segment revenue(1)
	£m	£m	£m	£m	£m	£m

Retail	3,735	894	4,629	360	7,406	(2,777)
Wholesale	2,495	2,154	4,649	(3,208)	3,089	1,560
Wealth and International	597	554	1,151	(342)	1,626	(475)
Insurance	(158)	1,479	1,321	397	1,831	(510)
Other	(227)	710	483	(1,164)	(1,719)	2,202

Group – combined businesses basis	6,442	5,791	12,233	(3,957)	12,233	—

Insurance grossing adjustment	(206)	1,527	1,321	7
Integration costs	—	—	—	(358)
Volatility	2	(593)	(591)	(591)
Fair value unwind	(1,496)	353	(1,143)	—
Negative goodwill credit	—	—	—	11,173
Amortisation of purchased
intangibles and goodwill
impairment	—	—	—	(604)
Pre-acquisition consolidated
losses of HBOS	(243)	1,123	880	280

Group – statutory	4,499	8,201	12,700	5,950

(1)	Restated to reflect the reclassification of certain central adjustments.

Half-year to 31 December 2009	Net interest income	Other income	Total income	Profit before tax	External revenue(1)	Inter- segment revenue(1)
	£m	£m	£m	£m	£m	£m

Retail	4,235	910	5,145	1,022	6,815	(1,670)
Wholesale	2,215	2,045	4,260	(1,495)	2,876	1,384
Wealth and International	620	574	1,194	(2,014)	1,233	(39)
Insurance	(129)	1,465	1,336	578	1,949	(613)
Other	(657)	1,090	433	(434)	(505)	938

Group – combined businesses basis	6,284	6,084	12,368	(2,343)	12,368	—

Insurance grossing adjustment	(1,074)	20,132	19,058	(7)
Integration costs	—	—	—	(738)
Volatility	(13)	1,072	1,059	1,069
Fair value unwind	(670)	782	112	—
Amortisation of purchased
intangibles	—	—	—	(389)
GAPS fee	—	—	—	(2,500)

Group – statutory	4,527	28,070	32,597	(4,908)

(1)	Restated to reflect the reclassification of certain central adjustments.

LLOYDS BANKING GROUP PLC

3. Other income

	Half-year to 30 June 2010 £m	Half-year to 30 June 2009 £m	Half-year to 31 Dec 2009 £m
Fee and commission income:
Current account fees	506	537	551
Credit and debit card fees	407	391	374
Other fees and commissions	1,306	1,338	1,063
	2,219	2,266	1,988
Fee and commission expense	(812)	(951)	(566)
Net fee and commission income	1,407	1,315	1,422
Net trading income	1,245	(91)	19,189
Insurance premium income	4,300	4,552	4,394
Gains on capital transactions	423	745	753
Other	1,367	1,680	2,312
Other operating income	1,790	2,425	3,065
Total other income	8,742	8,201	28,070

During the second half of 2009, it was determined that net trading income was a more suitable classification for certain amounts that had previously been included within other operating income. The comparatives for the first half of 2009 have been restated accordingly to reclassify £1,353 million from other operating income to net trading income. In addition, certain fees receivable have been reanalysed to current account fees.

During 2010 and 2009, as part of the Group’s management of capital, the Group exchanged certain existing subordinated debt securities for new subordinated debt securities or ordinary shares as described below. These exchanges, explained below, resulted in a gain on extinguishment of the existing liabilities of £423 million (half-year to 30 June 2009: £745 million; half-year to 31 December 2009: £753 million), being the difference between the carrying amount of the securities extinguished and the fair value of the new securities issued together with related fees and costs.

On 18 February 2010, as part of the Group’s recapitalisation and exit from its proposed participation in the Government Asset Protection Scheme, Lloyds Banking Group plc issued 3,141 million ordinary shares in exchange for certain existing preference shares and preferred securities. This exchange resulted in a gain of £85 million.

During March 2010 the Group entered into a bilateral exchange, under which certain Enhanced Capital Notes denominated in Japanese Yen were exchanged for an issue of new Enhanced Capital Notes denominated in US Dollars; the securities subject to the exchange were cancelled and a profit of £20 million arose.

In addition, during May and June 2010 the Group completed the exchange of a number of outstanding capital securities issued by Lloyds Banking Group plc and certain of its subsidiaries for ordinary shares in Lloyds Banking Group plc, generating additional core tier 1 capital for the Group. The securities subject to exchange were cancelled, generating a total profit of £318 million for the Group.

LLOYDS BANKING GROUP PLC

4. Operating expenses

	Half-year to 30 June 2010 £m	Half-year to 30 June 2009 £m	Half-year to 31 Dec 2009 £m
Administrative expenses
Staff costs:
Salaries	2,139	2,196	2,173
Social security costs	192	177	206
Pensions and other post-retirement benefit schemes:
Curtailment gain	(1,019)	—	—
Other	347	342	402
	(672)	342	402
Restructuring costs	70	125	287
Other staff costs	473	252	515
	2,202	3,092	3,583
Premises and equipment:
Rent and rates	285	289	280
Hire of equipment	11	10	10
Repairs and maintenance	97	99	127
Other	190	124	217
	583	522	634
Other expenses:
Communications and data processing	472	337	331
Advertising and promotion	172	157	178
Professional fees	257	244	296
Other	703	581	729
	1,604	1,319	1,534
	4,389	4,933	5,751
Depreciation and amortisation	1,220	1,291	1,269
Impairment of tangible fixed assets (1)	202	—	—
Goodwill impairment	—	240	—
Total operating expenses, excluding GAPS fee	5,811	6,464	7,020
Government Asset Protection Scheme fee	—	—	2,500
Total operating expenses	5,811	6,464	9,520

Cost: income ratio (2)	46.2%	66.0%	70.6%

(1)	£52 million of the impairment of tangible fixed assets relates to integration activities.
(2)	Total operating expenses divided by total income, net of insurance claims.

During the first half of 2010, the Group implemented a change to the terms of its principal UK defined benefit pension schemes. As a result of this change all future increases to pensionable salary will be capped each year at the lower of: Retail Prices Index inflation; each employee’s actual percentage increase in pay; and 2 per cent of pensionable pay. The effect of this change was to reduce the Group’s retirement benefit obligations recognised on the balance sheet by £1,019 million with a corresponding curtailment gain recognised in the income statement.

LLOYDS BANKING GROUP PLC

5. Impairment

	Half-year to 30 June 2010 £m	Half-year to 30 June 2009 £m	Half-year to 31 Dec 2009 £m
Impairment losses on:
Loans and advances to customers	5,378	7,471	8,312
Loans and advances to banks	(6)	14	(17)
Debt securities classified as loans and receivables	9	181	67
Impairment losses on loans and receivables (note 11)	5,381	7,666	8,362
Impairment of available-for-sale financial assets	45	342	260
Other credit risk provisions	(3)	45	(2)
Total impairment charged to the income statement	5,423	8,053	8,620

6. Taxation

A reconciliation of the (charge) credit that would result from applying the standard UK corporation tax rate to profit (loss) before tax, to the tax (charge) credit, is given below:

	Half-year to 30 June 2010 £m	Half-year to 30 June 2009 £m	Half-year to 31 Dec 2009 £m
Profit (loss) before tax	1,296	5,950	(4,908)
Tax (charge) credit thereon at UK corporation tax rate of 28% (2009: 28%)	(363)	(1,666)	1,374
Factors affecting tax (charge) credit:
Goodwill	—	3,061	—
Disallowed and non-taxable items	131	301	107
Overseas tax rate differences	(267)	(80)	(272)
Gains exempted or covered by capital losses	22	3	(17)
Policyholder interests	(8)	9	(304)
Tax losses where no deferred tax provided	(123)	(246)	(86)
Adjustments in respect of previous years	32	(59)	(7)
Effect of profit (loss) in joint ventures and associates	(17)	(143)	(68)
Other items	(37)	23	(19)
Tax (charge) credit	(630)	1,203	708

LLOYDS BANKING GROUP PLC

7. Earnings per share

	Half-year to 30 June 2010		Half-year to 30 June 2009		Half-year to 31 Dec 2009
Basic
Profit (loss) attributable to equity shareholders	£596	m	£7,095	m	£(4,268	)m
Weighted average number of ordinary shares in issue	66,151	m	32,254	m	43,005	m
Earnings per share	0.9	p	22.0	p	(9.9	)p
Diluted
Profit (loss) attributable to equity shareholders	£596	m	£7,095	m	£(4,268	)m
Weighted average number of ordinary shares in issue	66,425	m	32,321	m	43,005	m
Earnings per share	0.9	p	22.0	p	(9.9	)p

The average number of ordinary shares in issue for the first half of 2009 has been adjusted to reflect the impact of the bonus element of share issues in 2009 and earnings per share has been recomputed accordingly.

8. Trading and other financial assets at fair value through profit or loss

	As at 30 June 2010 £m	As at 31 Dec 2009 £m
Trading assets	26,479	27,245

Other financial assets at fair value through profit or loss:
Loans and advances to customers	139	166
Loans and advances to banks	—	635
Debt securities	42,685	37,815
Equity shares	78,163	84,150
	120,987	122,766
	147,466	150,011

Included in the above is £117,363 million (31 December 2009: £118,573 million) of assets relating to the insurance business.

LLOYDS BANKING GROUP PLC

9.	Derivative financial instruments

	As at 30 June 2010		As at 31 December 2009
	Fair value of assets £m	Fair value of liabilities £m	Fair value of assets £m	Fair value of liabilities £m
Hedging
Derivatives designated as fair value hedges	4,767	1,576	4,624	1,236
Derivatives designated as cash flow hedges	4,286	5,382	4,762	7,432
Derivatives designated as net investment hedges	1	85	44	19
	9,054	7,043	9,430	8,687
Trading and other
Exchange rate contracts	9,452	5,508	9,206	3,913
Interest rate contracts	37,608	37,370	25,942	26,216
Credit derivatives	1,588	349	1,711	444
Embedded equity conversion feature	1,989	—	1,797	—
Equity and other contracts	2,219	1,322	1,842	1,225
	52,856	44,549	40,498	31,798

Total recognised derivative assets/liabilities	61,910	51,592	49,928	40,485

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral. Of the derivative assets of £61,910 million at 30 June 2010 (31 December 2009: £49,928 million), £27,668 million (31 December 2009: £21,698 million) are available for offset under master netting arrangements. These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances. Of the remaining derivative assets of £34,242 million (31 December 2009: £28,230 million), cash collateral of £2,957 million (31 December 2009: £6,645 million) was held and a further £21,433 million (31 December 2009: £13,004 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

The embedded equity conversion feature of £1,989 million (31 December 2009: £1,797 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009 as part of the Group’s recapitalisation.

LLOYDS BANKING GROUP PLC

10.	Loans and advances to customers

	As at 30 June 2010 £m	As at 31 Dec 2009 £m
Agriculture, forestry and fishing	5,566	5,130
Energy and water supply	3,306	3,031
Manufacturing	13,227	14,912
Construction	10,354	10,830
Transport, distribution and hotels	34,439	31,820
Postal and communications	1,632	1,662
Property companies	80,452	83,820
Financial, business and other services	65,646	66,923
Personal:
Mortgages	360,000	362,667
Other	37,139	42,958
Lease financing	8,905	9,307
Hire purchase	8,155	8,710
	628,821	641,770
Allowance for impairment losses on loans and advances	(16,688)	(14,801)
Total loans and advances to customers	612,133	626,969

Loans and advances to customers include advances securitised under the Group’s securitisation and covered bonds programmes. Further details are given in note 12 below.

11.	Allowance for impairment losses on loans and receivables

	Half-year to 30 June 2010 £m	Half-year to 30 June 2009 £m	Half-year to 31 Dec 2009 £m
Opening balance	15,380	3,727	9,533
Exchange and other adjustments	(97)	(320)	481
Advances written off	(3,406)	(1,552)	(2,648)
Recoveries of advances written off in previous years	86	59	51
Unwinding of discount	(128)	(47)	(399)
Charge to the income statement	5,381	7,666	8,362
Balance at end of period	17,216	9,533	15,380

In respect of:
Loans and advances to banks	94	148	149
Loans and advances to customers	16,688	9,227	14,801
Debt securities	434	158	430
Balance at end of period	17,216	9,533	15,380

LLOYDS BANKING GROUP PLC

12.	Securitisations and covered bonds

The Group’s principal securitisation and covered bond programmes, together with the balances of the loans subject to notes in issue at 30 June 2010, are listed below.

	As at 30 June 2010		As at 31 December 2009
Securitisation programmes	Gross assets securitised £m	Notes in issue £m	Gross assets securitised £m	Notes in issue £m
UK residential mortgages	150,061	118,608	152,443	129,698
Commercial loans	12,580	8,077	13,071	8,266
Irish residential mortgages	5,826	6,008	6,522	6,585
Credit card receivables	4,861	2,168	5,155	2,699
Dutch residential mortgages	4,232	4,239	4,800	4,663
Personal loans	3,327	2,613	3,730	2,613
PPP/PFI and project finance loans	898	42	877	45
Corporate banking loans and revolving credit facilities	—	3	595	7
Motor vehicle loans	338	361	443	470
	182,123	142,119	187,636	155,046
Less held by the Group		(104,589)		(117,489)
Total securitisation programmes (note 17)		37,530		37,557
Covered bond programmes
Residential mortgage-backed	97,559	75,693	99,753	76,636
Social housing loan-backed	3,286	2,249	3,356	2,735
	100,845	77,942	103,109	79,371
Less held by the Group		(49,655)		(52,060)
Total covered bond programmes (note 17)		28,287		27,311

Total securitisation and covered bond programmes		65,817		64,868

Securitisation programmes

Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group’s securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote special purpose entities (SPEs). As the SPEs are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the SPEs are consolidated fully and all of these loans are retained on the Group’s balance sheet, with the related notes in issue included within debt securities in issue. In addition to the SPEs detailed above, the Group sponsors four conduit programmes, Argento, Cancara, Grampian and Landale.

Covered bond programmes

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group’s balance sheet and the related covered bonds in issue included within debt securities in issue.

Cash deposits of £31,853 million (31 December 2009: £31,480 million) held by the Group are restricted in use to repayment of the debt securities issued by the SPEs, the term advances relating to covered bonds and other legal obligations.

LLOYDS BANKING GROUP PLC

13.	Debt securities classified as loans and receivables

Debt securities classified as loans and receivables comprise:

	As at 30 June 2010 £m	As at 31 Dec 2009 £m
Asset-backed securities:
Mortgage-backed securities	12,861	13,322
Other asset-backed securities	14,258	17,137
Corporate and other debt securities	2,028	2,623
	29,147	33,082
Allowance for impairment losses	(434)	(430)
Total	28,713	32,652

14.	Available-for-sale financial assets

	As at 30 June 2010 £m	As at 31 Dec 2009 £m
Asset-backed securities	10,763	12,421
Other debt securities:
Bank and building society certificates of deposit	330	1,014
Government securities	14,668	8,669
Other public sector securities	16	31
Corporate and other debt securities	15,780	19,904
	30,794	29,618
Equity shares	1,976	2,031
Treasury bills and other bills	4,163	2,532
Total	47,696	46,602

LLOYDS BANKING GROUP PLC

15.	Credit market exposures

The table below summarises the Group’s exposure to asset-backed securities.

	Loans and receivables £m	Available- for-sale £m	Fair value through profit or loss £m	Net exposure as at 30 June 2010 £m	Net exposure as at 31 Dec 2009 £m
Mortgage-backed securities
US residential	4,451	—	—	4,451	4,826
Non-US residential	5,655	3,167	24	8,846	9,655
Commercial	2,393	1,157	—	3,550	3,737
	12,499	4,324	24	16,847	18,218
Collateralised debt obligations
Corporate	69	—	—	69	86
Commercial real estate	421	—	—	421	509
Other	122	39	—	161	196
Collateralised loan obligations	3,645	1,344	62	5,051	5,745
	4,257	1,383	62	5,702	6,536
Personal sector
Auto loans	821	454	—	1,275	1,730
Credit cards	2,089	481	—	2,570	3,720
Personal loans	740	266	—	1,006	999
	3,650	1,201	—	4,851	6,449
Federal family education loan programme student loans (FFELP)	5,399	3,175	—	8,574	9,244
Other asset-backed securities	376	582	—	958	1,183
Total uncovered asset-backed securities	26,181	10,665	86	36,932	41,630
Negative basis(1)	—	55	1,203	1,258	1,233
	26,181	10,720	1,289	38,190	42,863

Direct	16,367	6,136	1,289	23,792	27,599
Conduits	9,814	4,584	—	14,398	15,264
Total Wholesale asset-backed securities	26,181	10,720	1,289	38,190	42,863
Other asset-backed securities	938	43	2,251	3,232	3,427
Total asset-backed securities	27,119	10,763	3,540	41,422	46,290

(1)	Negative basis means bonds held with separate matching credit default swap (CDS) protection.

LLOYDS BANKING GROUP PLC

15. Credit market exposures (continued)

The table below sets out the Wholesale division’s net exposure to US residential mortgage-backed securities by vintage.

	Pre-2005	2005	2006	2007	2008	Net exposure as at 30 June 2010	Net exposure as at 31 Dec 2009
	£m	£m	£m	£m	£m	£m	£m

Asset class
Prime	249	211	88	34	—	582	859
Alt-A	121	718	1,532	1,498	—	3,869	3,967
Sub-prime	—	—	—	—	—	—	—

Total	370	929	1,620	1,532	—	4,451	4,826

Exposures to monolines

During 2009 all direct exposure to sub-investment grade monolines on CDS contracts was written down to zero, leaving limited exposure to monoline insurers as set out below.

	Credit default swaps			Wrapped loans and receivables			Wrapped bonds

	Notional £m	Net exposure £m	(1)	Notional £m	Net exposure £m	(2)	Notional £m	Net exposure £m	(2)

Investment grade	1,085	46		380	247		—	—
Sub-investment grade	—	—		—	—		—	—

Total	1,085	46		380	247		—	—

(1)	The exposure to monolines arising from negative basis trades is calculated as the mark-to-market of the CDS protection purchased from the monoline insurer after credit valuation adjustments.

(2)	The exposure to monolines on wrapped loans and receivables and bonds is the internal assessment of amounts that will be recovered on interest and principal shortfalls.

In addition, the Group has £2,428 million of monoline wrapped bonds and £677 million of monoline liquidity commitments on which the Group currently places no reliance on the guarantor.

Structured investment vehicles

The Group has no residual exposure to structured investment vehicles’ capital notes.

LLOYDS BANKING GROUP PLC

15. Credit market exposures (continued)

Credit ratings

An analysis of external credit ratings as at 30 June 2010 of the Wholesale division’s asset-backed security portfolio by asset class is provided below. These ratings are based on the lowest of Moody’s, Standard & Poor’s and Fitch.

	Net exposure	AAA	AA	A	BBB	BB	B	Below B
	£m	£m	£m	£m	£m	£m	£m	£m

Asset class
Mortgage-backed securities
US RMBS
Prime	582	364	105	56	19	5	2	31
Alt-A	3,869	2,439	790	426	143	38	16	17
Sub-prime	—	—	—	—	—	—	—	—

	4,451	2,803	895	482	162	43	18	48
Non-US RMBS	8,846	7,629	990	227	—	—	—	—
CMBS	3,550	941	1,145	632	708	78	—	46

	16,847	11,373	3,030	1,341	870	121	18	94

Collateralised debt obligations
Corporate	69	18	37	2	—	12	—	—
Commercial real estate	421	19	—	—	107	211	19	65
Other	161	—	112	—	—	—	—	49
CLO	5,051	764	2,317	1,521	135	290	17	7

	5,702	801	2,466	1,523	242	513	36	121

Personal sector
Auto loans	1,275	979	96	54	—	146	—	—
Credit cards	2,570	2,206	364	—	—	—	—	—
Personal loans	1,006	288	291	399	28	—	—	—

	4,851	3,473	751	453	28	146	—	—

FFELP
Student loans	8,574	8,459	115	—	—	—	—	—

Other asset-backed securities	958	149	—	435	276	98	—	—

Negative basis (1)
Monolines	984	195	635	154	—	—	—	—
Banks	274	49	6	—	—	—	—	219

	1,258	244	641	154	—	—	—	219

Total as at 30 June 2010	38,190	24,499	7,003	3,906	1,416	878	54	434

Total as at 31 Dec 2009	42,863	31,086	6,375	2,915	1,276	725	92	394

(1)	The external credit rating is based on the bond ignoring the benefit of the CDS.

LLOYDS BANKING GROUP PLC

16. Customer deposits

	As at 30 June 2010 £m	As at 31 Dec 2009 £m

Sterling:
Non-interest bearing current accounts	8,713	8,091
Interest bearing current accounts	89,550	89,597
Savings and investment accounts	210,376	204,562
Other customer deposits	83,072	76,028

Total sterling	391,711	378,278
Currency	28,703	28,463

Total	420,414	406,741

Included above are liabilities of £45,066 million (31 December 2009: £35,554 million) in respect of securities sold under repurchase agreements.

17. Debt securities in issue

	As at 30 June 2010			As at 31 December 2009

	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Certificates of deposit	—	40,186	40,186	—	50,858	50,858
Medium-term notes issued	5,671	83,151	88,822	6,160	82,876	89,036
Covered bonds (note 12)	—	28,287	28,287	—	27,311	27,311
Commercial paper	—	32,671	32,671	—	34,900	34,900
Securitisation notes (note 12)	—	37,530	37,530	—	37,557	37,557

Total	5,671	221,825	227,496	6,160	233,502	239,662

18. Subordinated liabilities

The movement in subordinated liabilities during the period was as follows:

Half-year to 30 June 2010 £m

At 1 January 2010	34,727
Issued during the period	2,242
Repurchases and redemptions during the period	(2,934)
Foreign exchange and other movements	1,208

At 30 June 2010	35,243

In the half-year to 30 June 2010, as part of the Group’s management of capital, the Group exchanged certain existing subordinated debt securities for new subordinated debt securities or ordinary shares as described in note 3.

LLOYDS BANKING GROUP PLC

19. Share capital

	Half-year to 30 June 2010 Number of shares (million)	Half-year to 30 June 2010 £m

Ordinary shares of 10p each
At 1 January	63,775	6,378
Issued in the period	4,299	429

At 30 June	68,074	6,807

Limited voting ordinary shares of 10p each
At 1 January and 30 June	81	8

Deferred shares of 15p each
At 1 January and 30 June	27,243	4,086

Total share capital		10,901

On 18 February 2010, Lloyds Banking Group plc issued 3,141 million ordinary shares as consideration for the redemption of certain preference shares and preferred securities.

During May and June 2010, Lloyds Banking Group plc issued a further 1,158 million ordinary shares in relation to three separate exchanges for preference shares and other subordinated liabilities issued by the Group.

On 5 November 2010, Lloyds Banking Group announced that it had cancelled all of the deferred shares for nil consideration in accordance with their terms.

LLOYDS BANKING GROUP PLC

20.	Reserves

		Other reserves
	Share premium £m	Available- for-sale £m	Cash flow hedging £m	Merger and other £m	Total £m	Retained profits £m

At 1 January 2010:
As previously stated	14,472	(914)	(305)	8,305	7,086	11,248
Prior year adjustment(1)	—	131	—	—	131	(131)
Restated	14,472	(783)	(305)	8,305	7,217	11,117
Issue of ordinary shares	1,808	—	—	—	—	—
Redemption of preference shares	11	—	—	(11)	(11)	—
Profit for the period	—	—	—	—	—	596
Purchase/sale of treasury shares	—	—	—	—	—	49
Value of employee services	—	—	—	—	—	64
Change in fair value of available-for-sale assets (net of tax)	—	808	—	—	808	—
Change in fair value of hedging derivatives (net of tax)	—	—	(388)	—	(388)	—
Transfers to income statement (net of tax)	—	(203)	238	—	35	—
Exchange and other	—	—	—	94	94	—
At 30 June 2010	16,291	(178)	(455)	8,388	7,755	11,826

(1) See note 1.

LLOYDS BANKING GROUP PLC

21.	Contingent liabilities and commitments

	As at 30 June 2010 £m	As at 31 Dec 2009 £m
Contingent liabilities
Acceptances and endorsements Other:	60	59
Other items serving as direct credit substitutes	1,430	1,494
Performance bonds and other transaction-related contingencies	2,892	4,555
	4,322	6,049
Total contingent liabilities	4,382	6,108

Commitments
Documentary credits and other short-term trade-related transactions	420	288
Forward asset purchases and forward deposits placed	918	758

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	9,256	9,058
Other commitments	61,155	64,786
	70,411	73,844
1 year or over original maturity	47,729	53,693
Total commitments	119,478	128,583

LLOYDS BANKING GROUP PLC

22.	Capital ratios

Capital resources	As at 30 June 2010 £m	As at 31 Dec 2009 £m (1)
Core tier 1
Ordinary share capital and reserves	47,696	44,275
Regulatory post-retirement benefit adjustments	(912)	434
Available-for-sale revaluation reserve	178	783
Cash flow hedging reserve	455	305
Other items	316	231
	47,733	46,028
Less: deductions from core tier 1
Goodwill and other intangible assets	(5,491)	(5,779)
Other deductions	(373)	(445)
Core tier 1 capital	41,869	39,804

Perpetual non-cumulative preference shares
Preference share capital	1,484	2,639
Innovative tier 1 capital instruments
Preferred securities	4,333	4,956
Total tier 1 capital	47,686	47,399
Tier 2
Available-for-sale revaluation reserve in respect of equities	374	221
Undated subordinated debt	1,972	2,575
Eligible provisions	1,775	2,694
Dated subordinated debt	21,125	20,068

Less: deductions from tier 2
Other deductions	(373)	(445)
Total tier 2 capital	24,873	25,113

Supervisory deductions
Unconsolidated investments – life	(9,333)	(10,015)
– other	(1,256)	(1,551)
Total supervisory deductions	(10,589)	(11,566)

Total capital resources	61,970	60,946

Risk-weighted assets	463,196	493,307

Core tier 1 ratio	9.0%	8.1%
Tier 1 capital ratio	10.3%	9.6%
Total capital ratio	13.4%	12.4%

(1)    Restated to reflect a prior year adjustment to available-for-sale revaluation reserves (see note 1).

LLOYDS BANKING GROUP PLC

22.	Capital ratios (continued)

Tier 1 capital

Core tier 1 capital increased by £2,065 million largely reflecting the issue of ordinary shares in exchange for certain preference shares, preferred securities and undated subordinated debt issued by the Group. Profit attributable to ordinary shareholders in the six months was £596 million; however, this has been more than offset by a deduction in respect of post-retirement benefits reflecting the impact of the curtailment gain, which is not allowable for capital purposes, and a commitment to make increased deficit contributions to the HBOS final salary pension scheme following the completion of an actuarial valuation.

Tier 1 capital was largely unchanged over the period. The increase in core tier 1 capital was offset by the redemption of the preference shares and preferred securities as part of the liability management exercises referred to above.

The movements in core tier 1 and tier 1 capital in the period are shown below:

	Core tier 1 £m	Tier 1 £m
At 31 December 2009	39,804	47,399
Issue of ordinary shares	2,237	2,237
Profit attributable to ordinary shareholders	596	596
Increase in regulatory post-retirement benefit adjustments	(1,346)	(1,346)
Redemption of preference shares and preferred securities	—	(1,869)
Decrease in goodwill and intangible assets	288	288
Other movements	290	381
At 30 June 2010	41,869	47,686

Tier 2 capital

Tier 2 capital has decreased in the period by £240 million; the effect of new issues of €1.5 billion and £750 million lower tier 2 debt in March and April 2010 respectively and favourable foreign exchange rate movements was offset by the redemption of undated subordinated debt described above, amortisation of dated subordinated debt and lower eligible provisions.

Supervisory deductions

Supervisory deductions mainly consist of investments in subsidiary undertakings that are not within the banking group for regulatory purposes. These investments are primarily the Scottish Widows and Clerical Medical life and pensions businesses. Supervisory deductions have fallen due to repatriation of capital from the insurance businesses during the period.

LLOYDS BANKING GROUP PLC

22.	Capital ratios (continued)

Risk-weighted assets	As at 30 June 2010 £m	As at 31 Dec 2009 £m

Credit risk	416,076	452,104
Operational risk	29,505	25,339
Market and counterparty risk	17,615	15,864
Total risk-weighted assets	463,196	493,307

Divisional analysis of risk-weighted assets:
Retail	106,798	128,592
Wholesale	280,744	285,951
Wealth and International	59,339	63,249
Insurance	1,744	1,120
Group Operations and Central items	14,571	14,395
	463,196	493,307

Risk-weighted assets decreased by £30,111 million to £463,196 million. This reflects lower lending balances across all banking divisions, tighter risk criteria for new business and an improved credit outlook allowing, in particular, for a revised assessment of secured risk-weighted assets in Retail, partly offset by risk migration in some Wholesale portfolios.

23.	Legal and regulatory matters

Interchange fees

The European Commission has adopted a formal decision finding that an infringement of European Commission competition laws has arisen from arrangements whereby MasterCard issuers charged a uniform fallback interchange fee in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card. The European Commission has required that the fee be reduced to zero for relevant cross-border transactions within the European Economic Area. This decision has been appealed to the General Court of the European Union (the General Court). Lloyds TSB Bank plc and Bank of Scotland plc (along with certain other MasterCard issuers) have successfully applied to intervene in the appeal in support of MasterCard’s position that the arrangements for the charging of a uniform fallback interchange fee are compatible with European Commission competition laws. MasterCard has announced that it has reached an understanding with the European Commission on a new methodology for calculating intra European Economic Area multi-lateral interchange fees on an interim basis pending the outcome of the appeal. Meanwhile, the European Commission and the UK’s Office of Fair Trading (OFT) are pursuing investigations with a view to deciding whether arrangements adopted by other payment card schemes for the levying of uniform fallback interchange fees in respect of domestic and/or cross-border payment transactions also infringe European Commission and/or UK competition laws. As part of this initiative, the OFT will also intervene in the General Court appeal supporting the European Commission position and Visa reached an agreement with the European Commission to reduce the level of interchange for cross-border debit card transactions to the interim levels agreed by MasterCard. The ultimate impact of the investigations on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings.

LLOYDS BANKING GROUP PLC

23. Legal and regulatory matters (continued)

Unarranged overdraft charges

In April 2007, the OFT commenced an investigation into the fairness of personal current accounts and unarranged overdraft charges. At the same time, it commenced a market study into wider questions about competition and price transparency in the provision of personal current accounts.

The Supreme Court of the United Kingdom published its judgment in respect of the fairness of unarranged overdraft charges on personal current accounts on 25 November 2009, finding in favour of the litigant banks. On 22 December 2009, the OFT announced that it will not continue its investigation into the fairness of these charges. The Group is working with the regulators to ensure that outstanding customer complaints are concluded as quickly as possible and anticipates that most cases in the county courts will be discontinued. The Group expects that some customers will argue that despite the test case ruling they are entitled to a refund of unarranged overdraft charges on the basis of other legal arguments or challenges. The Group is robustly defending any such complaints or claims and does not expect any such complaints or claims to have a material effect on the Group.

The OFT however continued to discuss its concerns in relation to the personal current account market with the banks, consumer groups and other organisations under the auspices of its Market Study into personal current accounts. In October 2009, the OFT published voluntary initiatives agreed with the industry and consumer groups to improve transparency of the costs and benefits of personal current accounts and improvements to the switching process. On 16 March 2010 the OFT published a further update announcing several further voluntary industry wide initiatives to improve a customer’s ability to control whether they used an unarranged overdraft and to assist those in financial difficulty. However, in light of the progress it noted in the unarranged overdraft market since July 2007 and the progress it expects to see over the next two years, it has decided to take no further action at this time and will review the unarranged overdraft market again in 2012.

US sanctions

In January 2009 Lloyds TSB Bank plc announced the settlement it had reached with the US Department of Justice and the New York County District Attorney’s Office in relation to their investigations into historic US dollar payment practices involving countries, persons or entities subject to the economic sanctions administered by the US Office of Foreign Assets Control (OFAC). On 22 December 2009 OFAC announced the settlement it had reached with Lloyds TSB Bank plc in relation to its investigation and confirmed that the settlement sum due to OFAC had been fully satisfied by Lloyds TSB Bank plc’s payment to the Department of Justice and the New York District Attorney’s Office. No further enforcement actions are expected in relation to the matters set out in the settlement agreements.

On 26 February 2009, a purported shareholder filed a derivative civil action in the Supreme Court of New York, Nassau County against certain current and former directors, and nominally against Lloyds TSB Bank plc and Lloyds Banking Group plc, seeking various forms of relief. The derivative action is at an early stage, but the ultimate outcome of the action is not expected to have a material impact on the Group.

Payment protection insurance

UK Competition Commission

In January 2009, the UK Competition Commission (Competition Commission) completed its formal investigation into the supply of Payment Protection Insurance (PPI) services (other than store card PPI) to non-business customers in the UK and published its final report setting out its remedies, including a prohibition on the active sale of PPI by a distributor to a customer within seven days of the distributor’s sale of credit to that customer. Prior to this the Group had made the commercial decision to sell only regular monthly premium PPI to its personal loan

LLOYDS BANKING GROUP PLC

23. Legal and regulatory matters (continued)

customers. Recently the Group ceased to offer PPI products to customers although some existing applications will be honoured for a limited period.

On 16 October 2009, the Competition Appeal Tribunal referred the proposed prohibition back to the Competition Commission. On 14 May 2010, the Competition Commission published its provisional decision retaining in almost all material respects the proposed point of sale prohibition. The Competition Commission’s final decision was published on 14 October 2010 confirming the point of sale prohibition.

FSA

On 1 July 2008, the Financial Ombudsman Service referred concerns regarding the handling of PPI complaints to the FSA as an issue of wider implication. The Group has been working with other industry members and trade associations in preparing an industry response to address regulatory concerns regarding the handling of PPI complaints.

On 29 September 2009, the FSA issued a consultation paper on PPI complaints handling. The FSA has escalated its regulatory activity in relation to past PPI sales generally and has proposed new guidance on the fair assessment of a complaint and the calculation of redress and a new rule requiring firms to reassess historically rejected complaints. On 9 March 2010, the FSA issued a further consultation paper on this area, the consultation period for which closed on 22 April (the Group responded to this consultation). The FSA’s proposals are materially the same, although it placed the new rule requiring firms to reassess historically rejected claims on hold for the present. The FSA published its policy statement on this issue on 10 August 2010, setting out its final provisions. Whilst there have been some minor changes to the FSA’s proposals, they are materially the same as those set out in the March 2010 consultation paper. On 8 October 2010, the British Bankers Association (“BBA”), the principal trade association for the UK banking and financial services sector, issued an application for permission to seek judicial review against the FSA and the FOS. The BBA is seeking an order quashing the FSA policy statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The proceedings are ongoing and the final outcome is unlikely to be known for some time. Although the ultimate impact on the Group of the FSA’s complaints handling proposals (if implemented in full) could be material, the precise effect will only be known once the proceedings have been finally determined and the steps the Group will be required to take as a result identified and implemented.

The statement on 29 September 2009 also announced that several firms had agreed to carry out reviews of past sales of single premium loan protection insurance. The Group has agreed in principle that it will undertake a review in relation to sales of single premium loan protection insurance made through its branch network since 1 July 2007. The precise details of the review are still being discussed with the FSA and the ultimate impact on the Group of any review can only be known at the conclusion of these discussions.

LLOYDS BANKING GROUP PLC

23. Legal and regulatory matters (continued)

Other legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the FSA in relation to a range of conduct of business matters, especially in relation to retail products including packaged bank accounts, mortgages, structured products and pensions. The Group is keen to ensure that any regulatory concerns regarding product governance or contract terms are understood and addressed. The ultimate impact on the Group of these discussions can only be known at the conclusion of such discussions.

In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings, regulatory investigations, regulatory challenges and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the matter and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position.

24. Related party transactions

In January 2009, HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 30 June 2010, HM Treasury held a 41 per cent interest (December 2009: 43 per cent) in the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the first half of 2010.

Details of the Group’s material related party transactions with HM Treasury for the year ended 31 December 2009 are included in the Group’s 2009 annual report and accounts. During the first half of 2010 there were no further subscriptions by HM Treasury for the Company’s ordinary or preference capital, with the decline in the percentage of ordinary shares held by HM Treasury reflecting the issuance by the Company of ordinary shares as set out in note 19.

On 23 March 2010, the Company entered into a deed poll in favour of HM Treasury, the Department for Business, Innovation and Skills and the Departments for Communities and Local Government confirming its lending commitments for the 12 month period commencing 1 March 2010. The Company agreed subject to, amongst other things, sufficient customer demand, to provide gross new lending to UK businesses of £44,000 million and to adjust the undertakings (but not the level of lending agreed in 2009) given in connection with lending to homeowners for the 12 month period. This additional lending is expressed to be subject to the Group’s prevailing commercial terms and conditions (including pricing and risk assessment) and, in relation to mortgage lending, the Group’s standard credit and other acceptance criteria. Other than the revised Lending Commitments referred to above, there were no other material transactions between the Group and HM Treasury during the first half of 2010 that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Except as noted above, other related party transactions for the half-year to 30 June 2010 are similar in nature to those for the year ended 31 December 2009.

LLOYDS BANKING GROUP PLC

25. June 2010 Budget statement

A number of the measures announced in the UK Government’s June 2010 UK Budget statement will affect the Group.

The Finance (No.2) Act 2010 includes legislation to reduce the main rate of corporation tax from 28 per cent to 27 per cent with effect from 1 April 2011. The legislation was substantively enacted in July 2010 and as a result it is expected that the Group’s deferred tax asset will reduce by approximately £110 million in the second half of the year, resulting in a charge to the income statement of approximately £80 million and a charge to other comprehensive income of approximately £30 million. In addition, following the triggering of relevant tax variation clauses, the reduction in future rental income within the Group’s leasing business will result in an additional charge to the income statement which is not expected to be material.

The proposed further reductions in the rate of corporation tax by 1 per cent per annum to 24 per cent by 1 April 2014 are expected to be enacted separately each year starting in 2011. The effect of these further changes upon the Group’s deferred tax balances and leasing business cannot be reliably quantified at this stage.

The Government also announced its intention to introduce a bank levy from 1 January 2011. HM Treasury has commenced a consultation to seek views on the detailed implementation of the bank levy prior to drafting legislation to effect the proposed change. At this stage in the process it is not possible to quantify reliably the impact of the introduction of the bank levy upon the Group.

26. Events after the balance sheet date

On 5 July 2010, Lloyds Banking Group plc announced, subject to regulatory approval and certain other conditions, the sale of a portfolio of private equity investments held by its Bank of Scotland Integrated Finance business to a new joint venture. Lloyds Banking Group will retain an interest in the private equity investments through a holding of approximately 30 per cent in the joint venture vehicle. The sale is expected to complete in the third quarter of 2010 and values the portfolio at a small premium to the current book value. The impact of the sale on the Group’s results is not expected to be material.

On 4 August 2010, the Group completed the sale of a portfolio of private equity investments in its Bank of Scotland Integrated Finance business to a new joint venture. Lloyds Banking Group has retained an interest in the private equity investments through a holding of approximately 30 per cent in the joint venture vehicle. The sale valued the portfolio at a small premium to its book value and is not expected to materially affect the Group’s 2010 results.

LLOYDS BANKING GROUP PLC

27. Condensed consolidating financial information

Lloyds TSB Bank plc (‘LTSB Bank’) is a wholly owned subsidiary of Lloyds Banking Group plc (the ‘Company’) and intends to offer and sell certain securities in the US from time to time following the filing of a registration statement on Form F-3 with the SEC. These will be accompanied by a full and unconditional guarantee by the Company.

LTSB Bank intends to utilise an exception provided in Rule 3-10 of Regulation S-X, which allows it to not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

–	The Company on a stand-alone basis as guarantor;

–	Lloyds TSB Bank on a stand-alone basis as issuer;

–	Non-guarantor subsidiaries of the Company and LTSB Bank on a combined basis (‘Subsidiaries’);

–	Consolidation adjustments; and

–	Lloyds Banking Group’s consolidated amounts (the ‘Group’).

Under IAS 27, the Company and LTSB Bank account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase / (decrease) the results for the period of the Company and LTSB Bank in the information below by £770 million and £(330) million, respectively, for the half year ended 30 June 2010 and £7,170 million and £(1,168) million, respectively, for the half year ended 30 June 2009. The net assets of the Company and LTSB Bank in the information below would also be increased by £9,327 million and £8,517 million, respectively, at 30 June 2010 and £7,983 million and £2,597 million, respectively, at 31 December 2009.

LLOYDS BANKING GROUP PLC

27. Condensed consolidating financial information (continued)

Income statement

For the half year ended 30 June 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net interest income	(47)	2,070	5,276	(261)	7,038
Other income	(8)	2,098	6,884	(232)	8,742

Total income	(55)	4,168	12,160	(493)	15,780
Insurance claims	—	—	(3,188)	(1)	(3,189)

Total income, net of insurance claims	(55)	4,168	8,972	(494)	12,591
Operating expenses	(19)	(2,443)	(3,354)	5	(5,811)

Trading surplus	(74)	1,725	5,618	(489)	6,780
Impairment	—	(1,328)	(5,755)	1,660	(5,423)
Share of results of joint ventures and associates	—	—	(63)	2	(61)
Profit on sale of businesses	—	—	16	(16)	—

Profit (loss) before tax	(74)	397	(184)	1,157	1,296
Taxation	(100)	77	(174)	(433)	(630)

Profit (loss) for the period	(174)	474	(358)	724	666

For the half year ended 30 June 2009	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Net interest income	(263)	2,405	2,803	(446)	4,499
Other income	213	4,410	6,767	(3,189)	8,201

Total income	(50)	6,815	9,570	(3,635)	12,700
Insurance claims	—	—	(2,903)	1	(2,902)

Total income, net of insurance claims	(50)	6,815	6,667	(3,634)	9,798
Operating expenses	(25)	(2,479)	(3,924)	(36)	(6,464)

Trading surplus	(75)	4,336	2,743	(3,670)	3,334
Impairment	—	(1,912)	(11,257)	5,116	(8,053)
Share of results of joint ventures and associates	—	—	(507)	3	(504)
Profit on sale of businesses	—	—	(96)	96	—
Gain on acquisition	—	—	—	11,173	11,173

Profit (loss) before tax	(75)	2,424	(9,117)	12,718	5,950
Taxation	—	(428)	2,468	(837)	1,203

Profit (loss) for the period	(75)	1,996	(6,649)	11,881	7,153

LLOYDS BANKING GROUP PLC

27. Condensed consolidating financial information (continued)

Balance sheet

At 30 June 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m
Assets
Cash and balances at central banks	—	50,515	2,520	—	53,035
Items in course of collection from banks	—	1,110	897	—	2,007
Trading and other financial assets at fair value through profit or loss	—	2,557	144,953	(44)	147,466
Derivative financial instruments	2,507	25,457	38,811	(4,865)	61,910
Loans and receivables:
Loans and advances to banks	—	140,197	116,290	(225,236)	31,251
Loans and advances to customers	7,040	250,567	475,081	(120,555)	612,133
Debt securities	44	2,312	53,600	(27,243)	28,713
	7,084	393,076	644,971	(373,034)	672,097
Available-for-sale financial assets	2,978	19,000	31,318	(5,600)	47,696
Investment properties	—	—	5,215	—	5,215
Investments in joint ventures and associates	—	5	417	(6)	416
Goodwill	—	—	2,866	(850)	2,016
Value of in-force business	—	—	5,167	1,311	6,478
Other intangible assets	—	105	163	3,460	3,728
Tangible fixed assets	—	1,312	7,579	(131)	8,760
Current tax recoverable	—	904	—	(713)	191
Deferred tax assets	—	2,514	4,421	(2,171)	4,764
Retirement benefit asset	—	377	91	259	727
Investment in subsidiary undertakings	34,822	38,518	—	(73,340)	—
Other assets	479	1,297	10,691	(848)	11,619
Total assets	47,870	536,747	900,080	(456,572)	1,028,125

LLOYDS BANKING GROUP PLC

27. Condensed consolidating financial information (continued)

At 30 June 2010	Company £m	LTSB Bank £m	Subsidiaries £m	Consolidation adjustments £m	Group £m

Liabilities
Deposits from banks	—	136,896	157,904	(225,160)	69,640
Customer deposits	6,340	205,916	324,840	(116,682)	420,414
Items in course of transmission to banks	—	564	584	—	1,148
Trading and other financial liabilities at fair value through profit or loss	2,078	15,792	22,171	(10,657)	29,384
Derivative financial instruments	—	23,682	32,861	(4,951)	51,592
Notes in circulation	—	—	999	—	999
Debt securities in issue	—	104,131	146,135	(28,441)	221,825
Liabilities arising from insurance contracts and participating investment contracts	—	—	74,964	(15)	74,949
Liabilities arising from non-participating investment contracts	—	—	45,314	—	45,314
Unallocated surplus within insurance businesses	—	—	928	—	928
Other liabilities	—	3,677	23,871	(82)	27,466
Retirement benefit obligations	—	—	431	(7)	424
Current tax liabilities	27	15	734	(718)	58
Deferred tax liabilities	—	—	195	—	195
Other provisions	—	449	435	6	890
Subordinated liabilities	1,979	10,046	23,379	(161)	35,243

Total liabilities	10,424	501,168	855,745	(386,868)	980,469

Equity
Shareholders’ equity	37,446	35,579	43,452	(69,704)	46,773
Minority interests	—	—	883	—	883

Total equity	37,446	35,579	44,335	(69,704)	47,656

Total equity and liabilities	47,870	536,747	900,080	(456,572)	1,028,125

LLOYDS BANKING GROUP PLC

27. Condensed consolidating financial information (continued)

	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
At 31 December 2009	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	35,964	3,030	—	38,994
Items in course of collection from banks	—	1,004	575	—	1,579
Trading and other financial assets at fair value through profit or loss	—	2,633	148,179	(801)	150,011
Derivative financial instruments	2,260	17,937	32,494	(2,763)	49,928
Loans and receivables:
Loans and advances to banks	2,837	176,556	134,415	(278,447)	35,361
Loans and advances to customers	6,078	253,111	493,646	(125,866)	626,969
Debt securities	—	2,830	38,102	(8,280)	32,652
	8,915	432,497	666,163	(412,593)	694,982
Available-for-sale financial assets	2,834	13,514	58,524	(28,270)	46,602
Investment properties	—	—	4,757	—	4,757
Investments in joint ventures and associates	—	61	388	30	479
Goodwill	—	—	2,866	(850)	2,016
Value of in-force business	—	—	5,389	1,296	6,685
Other intangible assets	—	111	193	3,783	4,087
Tangible fixed assets	—	1,374	7,819	31	9,224
Current tax recoverable	72	886	—	(278)	680
Deferred tax assets	3	2,672	4,218	(1,887)	5,006
Investment in subsidiary undertakings	32,584	15,960	—	(48,544)	—
Other assets	304	816	12,149	(1,044)	12,225
Total assets	46,972	525,429	946,744	(491,890)	1,027,255

LLOYDS BANKING GROUP PLC

27. Condensed consolidating financial information (continued)

	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
At 31 December 2009	£m	£m	£m	£m	£m
Liabilities
Deposits from banks	—	160,428	197,799	(275,775)	82,452
Customer deposits	6,999	201,053	318,825	(120,136)	406,741
Items in course of transmission to
banks	—	492	545	—	1,037
Trading and other financial liabilities
at fair value through profit or loss	—	6,362	24,354	(2,445)	28,271
Derivative financial instruments	—	16,829	26,495	(2,839)	40,485
Notes in circulation	—	—	981	—	981
Debt securities in issue	326	109,870	154,019	(30,713)	233,502
Liabilities arising from insurance
contracts and participating investment
contracts	—	—	76,194	(15)	76,179
Liabilities arising from non-
participating investment contracts	—	—	46,348	—	46,348
Unallocated surplus within insurance
businesses		—	1,082	—	1,082
Other liabilities	147	3,437	27,276	(1,540)	29,320
Retirement benefit obligations	—	131	835	(186)	780
Current tax liabilities	—	15	314	(278)	51
Deferred tax liabilities	—	—	209	—	209
Other provisions	—	533	450	—	983
Subordinated liabilities	4,205	15,456	26,685	(11,619)	34,727
Total liabilities	11,677	514,606	902,411	(445,546)	983,148

Equity
Shareholders’ equity	35,295	10,823	42,769	(45,609)	43,278
Minority interests	—	—	1,564	(735)	829
Total equity	35,295	10,823	44,333	(46,344)	44,107
Total equity and liabilities	46,972	525,429	946,744	(491,890)	1,027,255

LLOYDS BANKING GROUP PLC

27. Condensed consolidating financial information (continued)

Cash flow statement

For the half year ended 30 June 2010	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m
Net cash provided by operating activities	(659)	16,710	(5,179)	693	11,565
Cash flows from investing activities:
Amounts advanced to subsidiaries	(876)	—	—	876	—
Redemption of loans to subsidiaries	842	—	—	(842)	—
Purchase of available-for-sale financial assets	—	(8,771)	(8,750)	—	(17,521)
Proceeds from sale and maturity of available-for-sale financial assets	—	4,506	14,049	—	18,555
Purchase of fixed assets	—	(117)	(1,689)	—	(1,806)
Proceeds from sale of fixed assets	—	7	1,668	—	1,675
Acquisition of businesses, net of cash acquired	—	—	(7)	—	(7)
Disposal of businesses, net of cash disposed	—	—	239	—	239
Net cash (used in) generated by investing activities	(34)	(4,375)	5,510	34	1,135
Cash flows from financing activities:
Dividends paid to minority interests	—	—	(8)	—	(8)
Repayment of debt securities in issue	(349)	—	—	349	—
Interest paid on subordinated liabilities	—	(526)	(521)	—	(1,047)
Proceeds from issue of subordinated liabilities	—	1,968	876	(876)	1,968
Repayment of subordinated liabilities	—	—	(842)	842	—
Repayment of capital to minority shareholders	—	—	(5)	—	(5)
Net cash used in financing activities	(349)	1,442	(500)	315	908
Effect of exchange rate changes on cash and cash equivalents	—	14	167	—	181
Change in cash and cash equivalents	(1,042)	13,791	(2)	1,042	13,789
Cash and cash equivalents at beginning of period	2,837	42,207	23,483	(2,837)	65,690
Cash and cash equivalents at end of period	1,795	55,998	23,481	(1,795)	79,479

LLOYDS BANKING GROUP PLC

27. Condensed consolidating financial information (continued)

For the half year ended 30 June 2009	Company	LTSB Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m
Net cash provided by operating activities	1,196	9,488	(15,894)	(40)	(5,250)
Cash flows from investing activities:
Costs incurred in respect of the acquisition of HBOS plc	(138)	—	—	138	—
Additional capital injection into HBOS plc	(5,000)	—	—	5,000	—
Amounts advanced to subsidiaries	(1,734)	—	—	1,734	—
Redemption of loans to subsidiaries	386	—	—	(386)	—
Purchase of available-for-sale financial assets	—	(408,321)	(22,691)	—	(431,012)
Proceeds from sale and maturity of available-for-sale financial assets	—	442,661	25,598	—	468,259
Purchase of fixed assets	—	(115)	(1,025)	—	(1,140)
Proceeds from sale of fixed assets	—	14	802	—	816
Acquisition of businesses, net of cash acquired	—	—	16,502	(138)	16,364
Disposal of businesses, net of cash disposed	—	19	130	(19)	130
Net cash (used in) generated by investing activities	(6,486)	34,258	19,316	6,329	53,417
Cash flows from financing activities:
Dividends received from subsidiaries	52	—	—	(52)	—
Dividends paid to minority interests	—	—	(54)	—	(54)
Repayment of debt securities in issue	(69)	—	—	69	—
Interest paid on subordinated liabilities	—	(555)	(616)	—	(1,171)
Proceeds from issue of subordinated liabilities	1,000	433	1,301	(1,734)	1,000
Proceeds from issue of ordinary shares	8,349	—	5,000	(5,000)	8,349
Repayment of subordinated liabilities	(4,000)	(486)	(963)	386	(5,063)
Net cash used in financing activities	5,332	(608)	4,668	(6,331)	3,061
Effect of exchange rate changes on cash and cash equivalents	—	(132)	(117)	—	(249)
Change in cash and cash equivalents	42	43,006	7,973	(42)	50,979
Cash and cash equivalents at beginning of period	1,201	22,424	10,336	(1,201)	32,760
Cash and cash equivalents at end of period	1,243	65,430	18,309	(1,243)	83,739

LLOYDS BANKING GROUP PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:		/s/ T. Tookey
	Name:	Tim J.W. Tookey
	Title:	Group Finance Director

	Dated:	22 December 2010